SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 October 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 25 October 2018 re: Q3 2018 Interim Management Statement

Lloyds Banking Group plc

Q3 2018 Interim Management Statement

25 October 2018

HIGHLIGHTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018
Strong and sustainable financial performance with increased profits and returns
● Statutory profit after tax of £3.7 billion up 18 per cent, with a 5 per cent increase in underlying profit, an 11 per cent reduction in below the line charges and a lower effective tax rate
-   Net income at £13.4 billion, 2 per cent higher, with net interest margin stable in the quarter at 2.93 per cent
-   Operating costs reducing with lower business as usual costs1 offsetting increased investment; cost:income ratio further improved to 47.5 per cent with positive jaws of 5 per cent
-   Asset quality remains strong with no deterioration in credit risk; gross asset quality ratio stable at 28 basis points with increased net asset quality ratio of 22 basis points reflecting expected lower write backs and releases
● Loans and advances up £2.3 billion in the quarter with prudent lending growth in targeted segments
● Return on tangible equity increased to 13.0 per cent and earnings per share up 21 per cent to 4.7 pence
● Balance sheet strength maintained with strong CET1 capital build of 41 basis points in the quarter and 162 basis points year to date; CET1 ratio of 14.6 per cent post dividend accrual
● £1 billion share buyback complete with more than £3.2 billion returned to shareholders during 2018, equivalent to over 4.5 pence per share
● Tangible net assets per share of 51.3 pence; increased in the quarter by 0.3 pence before interim dividend
● Financial targets for 2018 and longer term reaffirmed

Significant strategic progress with strong start to the Group’s latest strategic plan
● Digitising the Group
-    Investment in robotics driving process improvement and enhanced productivity with c.600,000 hours saved
-    Private Cloud solutions delivering more efficient, scalable and flexible infrastructure
● Leading Customer Experience
-    Reduced branch account opening times by c.40 per cent
-    Integrated API-led Open Banking proposition to be launched in November
● Maximising Group Capabilities: Financial Planning and Retirement
-    Announced strategic partnership with Schroders to create a market-leading wealth proposition. Aim to be top-three UK financial planning business within 5 years
-    Insurance and banking single customer view rolled out to more than 3 million customers
-    Simplified pension consolidation process, reducing completion time and increasing conversion rates
● Transforming Ways of Working
-    c.40 per cent uplift in colleague training to c.550,000 hours

GROUP CHIEF EXECUTIVE’S STATEMENT

In the first nine months of 2018 we have delivered a strong and sustainable financial performance, with increased profits and returns and continued strong capital build. These results further demonstrate the strength of our business model and the benefits of our low risk, customer focused approach.

We have also made a strong start to our 2018 to 2020 strategic plan. We have been implementing the initiatives which we announced in February as part of our ambitious strategy to transform the Group for success in a digital world. As planned, our strategic investment has accelerated and is already delivering real benefits to customers whilst operating costs continue to reduce. We have also just announced a wealth management joint venture initiative with Schroders, demonstrating the Group’s focus on enhancing our customer proposition and growing our financial planning and retirement businesses.

We remain on track to deliver the improved financial targets for 2018 that we announced in August, as well as all of our longer term guidance.
António Horta-Osório, Group Chief Executive

1	Business as usual costs reflect operating costs, less investment expensed and depreciation.
INCOME STATEMENT − UNDERLYING BASIS

	Nine	Nine		Three	Three
	months	months		months	months
	ended	ended		ended	ended
	30 Sept	30 Sept		30 Sept	30 Sept
	2018	2017	Change	2018	2017	Change
	£m	£m	%	£m	£m	%

Net interest income	9,544	9,117	5	3,200	3,192	–
Other income	4,610	4,630	–	1,486	1,428	4
Vocalink gain on sale	–	146		–	–	–
Total income	14,154	13,893	2	4,686	4,620	1
Operating lease depreciation	(731)	(769)	5	(234)	(274)	15
Net income	13,423	13,124	2	4,452	4,346	2
Operating costs	(6,014)	(6,019)	–	(1,990)	(2,001)	1
Remediation	(366)	(540)	32	(109)	–
Total costs	(6,380)	(6,559)	3	(2,099)	(2,001)	(5)
Impairment	(740)	(538)	(38)	(284)	(270)	(5)
Underlying profit	6,303	6,027	5	2,069	2,075	–
Restructuring	(612)	(469)	(30)	(235)	(148)	(59)
Volatility and other items	(207)	(13)		(17)	24
Payment protection insurance provision	(550)	(1,050)	48	–	–	–
Statutory profit before tax	4,934	4,495	10	1,817	1,951	(7)
Tax expense	(1,270)	(1,386)	8	(420)	(481)	13
Statutory profit after tax	3,664	3,109	18	1,397	1,470	(5)

Earnings per share	4.7p	3.9p	21	1.8p	1.9p	(5)
Banking net interest margin	2.93%	2.85%	8bp	2.93%	2.90%	3bp
Average interest-earning banking assets	£436bn	£433bn	1	£435bn	£438bn	(1)
Cost:income ratio including remediation	47.5%	50.0%	(2.5)pp	47.1%	46.0%	1.1pp
Cost:income ratio excluding remediation	44.8%	45.9%	(1.1)pp	44.7%	46.0%	(1.3)pp
Asset quality ratio	0.22%	0.16%	6bp	0.25%	0.24%	1bp
Underlying return on tangible equity	16.2%	14.8%	1.4pp	15.9%	15.6%	0.3pp
Return on tangible equity	13.0%	10.5%	2.5pp	14.8%	15.3%	(0.5)pp

KEY BALANCE SHEET METRICS

	At 30 Sept	At 30 June		At 1 Jan
	2018	2018	Change	2018	Change
			%	(adjusted)1%

Loans and advances to customers2	£445bn	£442bn	1	£444bn	–
Customer deposits2	£422bn	£418bn	1	£416bn	1
Loan to deposit ratio	105%	106%	(1)pp	107%	(2)pp
CET1 ratio pre 2018 dividend accrual3	15.5%	15.1%	0.4pp	13.9%	1.6pp
CET1 ratio3	14.6%	14.5%	0.1pp	13.9%	0.7pp
Transitional MREL ratio3	31.0%	29.7%	1.3pp	26.0%	5.0pp
UK leverage ratio3	5.3%	5.3%	–	5.4%	(0.1)pp
Risk-weighted assets	£207bn	£211bn	(2)	£211bn	(2)
Tangible net assets per share	51.3p	52.1p	(0.8)p	51.7p	(0.4)p

1	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018, with transitional arrangements applied for capital.
2	Excludes repos and reverse repos.
3
The CET1, leverage and transitional MREL ratios at 30 June 2018 and 1 January 2018 are reported on a pro forma basis, separately reflecting dividends declared by Insurance but paid in the subsequent reporting period and at 30 June 2018 also reflect the sale of the Irish mortgage portfolio. The CET1 ratios at 30 June 2018 and 1 January 2018 are reported post full share buyback impact.

BALANCE SHEET ANALYSIS

	At 30 Sept	At 30 June		At 1 Jan
	2018	2018	Change	2018	Change
	£bn	£bn	%	(adjusted)1%
				£bn
Loans and advances to customers
Open mortgage book	267.1	267.1	–	267.0	–
Closed mortgage book	21.5	22.2	(3)	23.6	(9)
Credit cards	18.5	18.5	–	17.9	3
UK Retail unsecured loans	7.9	7.8	1	7.8	1
UK Motor Finance	14.4	13.9	4	13.5	7
Retail other2	9.5	9.4	1	9.4	1
SME3	31.8	31.5	1	31.0	3
Mid-markets	30.5	30.1	1	29.4	4
Commercial Banking other4	39.1	37.6	4	39.8	(2)
Wealth and central items	4.3	4.2	2	4.8	(10)
Loans and advances to customers5	444.6	442.3	1	444.2	–

Customer deposits
Retail current accounts	74.3	73.1	2	70.3	6
Commercial current accounts3	33.5	33.7	(1)	30.0	12
Retail relationship savings accounts	146.0	147.4	(1)	150.4	(3)
Retail tactical savings accounts	18.7	18.4	2	18.9	(1)
Commercial deposits3	134.6	130.4	3	131.7	2
Wealth and central items	14.5	14.6	(1)	14.2	2
Total customer deposits5	421.6	417.6	1	415.5	1

Total assets	829.2	829.8	–	811.2	2
Total liabilities	781.5	781.3	–	763.2	2

Shareholders’ equity	42.0	42.9	(2)	42.4	(1)
Other equity instruments	5.4	5.4	–	5.4	–
Non-controlling interests	0.3	0.2		0.2
Total equity	47.7	48.5	(2)	48.0	(1)

Ordinary shares in issue, excluding own shares	71,122m	71,944m	(1)	71,944m	(1)

1	Adjusted to reflect the implementation of IFRS 9 and IFRS 15.
2	Retail other includes overdrafts and Europe.
3	Includes Retail Business Banking.
4	Mainly lending to Global Corporates and Financial Institutions clients.
5	Excludes repos and reverse repos.

REVIEW OF PERFORMANCE

Strong and sustainable financial performance with increased profits and returns
The Group’s statutory profit after tax of £3,664 million was 18 per cent higher than the first nine months of 2017, driven by a 5 per cent increase in underlying profit to £6,303 million, an 11 per cent reduction in below the line charges and a lower effective tax rate of 26 per cent. Profit attributable to ordinary shareholders was 19 per cent higher at £3,272 million; statutory return on tangible equity improved by 2.5 percentage points to 13.0 per cent.

Net income of £13,423 million was 2 per cent higher than in the first nine months of 2017, with a 5 per cent increase in net interest income partly offset by lower other income, while operating lease depreciation reduced by 5 per cent.

Net interest income of £9,544 million increased 5 per cent on the first nine months of 2017, reflecting an improved net interest margin and increased average interest-earning banking assets which at £436 billion were 1 per cent higher than in the same period last year. The net interest margin was stable on the second quarter at 2.93 per cent with lower deposit costs offsetting continued pressure on asset margins. Other income of £4,610 million for the first nine months of 2018 was broadly flat excluding the £146 million for Vocalink and increased 4 per cent in the third quarter compared to the same period in 2017.

Operating costs at £6,014 million were slightly down on the first nine months of 2017, with underlying business as usual costs1 down 4 per cent offset by increased investment in the business. Operating costs for the quarter were down 1 per cent on the third quarter last year largely driven by increased efficiency from digitalisation and process improvements. The Group’s market leading cost:income ratio continues to provide competitive advantage and improved by 2.5 percentage points to 47.5 per cent (or 1.1 percentage points to 44.8 per cent, excluding remediation) with positive jaws of 5 per cent. Remediation costs were down 32 per cent on the first nine months of 2017.

Credit quality across the portfolio remains strong with no deterioration in credit risk. The gross asset quality ratio remains in line with full year 2017 and 2016 at 28 basis points, despite the inclusion of MBNA. On a net basis the asset quality ratio increased to 22 basis points reflecting the expected lower write backs and releases.

Restructuring costs were £612 million, with £235 million in the third quarter. The third quarter charge included £35 million for severance costs relating to the Group’s strategic investment plans as well as the expected costs of the integration of MBNA and Zurich’s UK workplace pensions and savings business, ring-fencing and the rationalisation of the non-branch property portfolio. Volatility and other items of £207 million for the nine months included the £105 million loss on sale of the Irish mortgage portfolio. No additional charge was taken for Payment Protection Insurance in the quarter.

Balance sheet strength maintained with strong increase in capital
Group loans and advances to customers increased by £2.3 billion in the quarter to £445 billion with growth in targeted segments partly offset by a reduction of £0.7 billion in the closed mortgage book. Over the last nine months, SME and Mid-markets grew by £1.9 billion and Motor Finance by £0.9 billion whilst balances on the open mortgage book of £267 billion are in line with the start of the year. The Group continues to expect the year end position for open mortgages to be slightly higher than the end of 2017. The Group continues to optimise funding and target current account balance growth, with combined Retail and Commercial current account balances up 7 per cent in the year.

In August, the Group completed its £1 billion share buyback programme and, with the final and interim dividends paid this year, has now returned more than £3.2 billion back to shareholders in 2018, equivalent to more than 4.5 pence per share. The Group’s CET1 ratio has strengthened to 15.5 per cent, pre dividend, an increase of 41 basis points in the quarter with continued strong profit generation partially offset by market movements and expected additional pension contributions. Capital build was 162 basis points for the year to date and post dividend accrual, the Group’s CET1 ratio was 14.6 per cent. The Group continues to expect to deliver c.200 basis points of capital build, pre dividend, in 2018 after the full year Insurance dividend, further pension contributions and bank levy in the fourth quarter.

Tangible net assets per share of 51.3 pence with underlying increase in the quarter of 0.3 pence before interim dividend payment.

1	Business as usual costs reflect operating costs, less investment expensed and depreciation.
ADDITIONAL FINANCIAL INFORMATION

1.
Banking net interest margin and average interest-earning banking assets

	Nine	Nine
	months	months
	ended	ended
	30 Sept	30 Sept
	2018	2017

Group net interest income – statutory basis (£m)	9,138	8,206
Insurance gross up (£m)	267	736
Volatility and other items (£m)	139	175
Group net interest income – underlying basis (£m)	9,544	9,117
Non-banking net interest expense (£m)	19	106
Banking net interest income – underlying basis (£m)	9,563	9,223

Net loans and advances to customers (£bn)1	444.6	454.6
Impairment provision and fair value adjustments (£bn)	4.0	3.4
Non-banking items:
Fee based loans and advances (£bn)	(6.3)	(7.4)
Assets held by Insurance (£bn)	–	(6.8)
Other non-banking (£bn)	(5.9)	(4.7)
Gross banking loans and advances (£bn)	436.4	439.1
Averaging (£bn)	(0.5)	(5.7)
Average interest-earning banking assets (£bn)	435.9	433.4

Banking net interest margin (%)	2.93	2.85

1	Excludes reverse repos.

2.
Return on tangible equity

	Nine	Nine
	months	months
	ended	ended
	30 Sept	30 Sept
	2018	2017

Average shareholders' equity (£bn)	42.9	43.3
Average intangible assets (£bn)	(5.4)	(4.4)
Average tangible equity (£bn)	37.5	38.9

Underlying profit after tax (£m)1	4,649	4,436
Add back amortisation of intangible assets (post tax) (£m)	219	160
Less profit attributable to non-controlling interests and other equity holders (£m)	(316)	(282)
Adjusted underlying profit after tax (£m)	4,552	4,314

Underlying return on tangible equity (%)1	16.2	14.8

Group statutory profit after tax (£m)	3,664	3,109
Add back amortisation of intangible assets (post tax) (£m)	219	160
Add back amortisation of purchased intangible assets (post tax) (£m)	83	68
Less profit attributable to non-controlling interests and other equity holders (£m)	(316)	(282)
Adjusted statutory profit after tax (£m)	3,650	3,055

Statutory return on tangible equity (%)	13.0	10.5

1	Prior period restated to include remediation.

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2018.
IFRS 9 and IFRS 15: On 1 January 2018, the Group implemented IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers”. As permitted by IFRS 9 and IFRS 15, comparative information for previous periods has not been restated.

Statutory basis: Statutory profit before tax and statutory profit after tax are included on page 2. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.
-    restructuring, including severance related costs, the costs of implementing regulatory reform including ring-fencing, the rationalisation of the non-branch property portfolio, the integration of MBNA and Zurich’s UK workplace pensions and savings business;
-    volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
-    payment protection insurance provisions.

Remediation: Previously referred to as other conduct, remediation (which excludes PPI) is now included in underlying profit and the Group’s cost:income ratio. The Group’s results for the nine months and the three months ended 30 September 2017 have been restated to allow comparison.
MBNA: MBNA’s results and balance sheet have been consolidated with effect from 1 June 2017.
Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2018 to the nine months ended 30 September 2017, and the balance sheet analysis compares the Group balance sheet as at 30 September 2018 to the adjusted Group balance sheet as at 1 January 2018.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position on pages 1 and 2. There have been no changes to the definitions used by the Group; further information on these measures is set out on page 97 of the Group’s 2018 Half-Year Results News Release.
Capital: Q3 2018 Interim Pillar 3 Report: www.lloydsbankinggroup.com/investors/financial-performance/other-disclosures

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and /or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS
Grant Ringshaw
External Relations Director
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Media Relations
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 25 October 2018